

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 7, 2017

Via E-mail
James Brock
Chief Executive Officer
CONSOL Mining Corporation
1000 CONSOL Energy Drive
Canonsburg, Pennsylvania 15317-6506

>   **Re: CONSOL Mining Corporation**
>   **Form 10-12B**
>   **Filed July 11, 2017**
>   **File No. 001-38147**

Dear Mr. Brock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Information Statement

General

1. In an appropriate location of your filing please provide an overview of the historical coal pricing for each of the markets in which you serve.

Industry Information, page i

2. Please revise the language in this paragraph to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your filing.

<u>What are the material U.S. federal income tax consequences . . ., page vi</u>

3. Please revise to clearly state your conclusion regarding the tax consequences to shareholders without the assumption that the distribution will qualify as a transaction described in Section 355 of the Code. Alternatively, if the tax opinion is subject to uncertainty, please clarify and provide specific risk factor disclosure. For guidance, see Staff Legal Bulletin No. 19 (CF), Section III.C.4, which is available on our website. Make similar revisions in the risk factor on page 16 and in the Material U.S. Federal Income Tax Consequences section.

4. Please disclose the name of the law firm providing the tax opinion and supplementally provide us a copy of the tax opinion.

<u>Information Statement Summary, page viii</u>

5. We note your disclosure regarding your committed and contracted portfolio. If material, please describe any risks or assumptions related to projected sales. For example, we note your risk factor on page 2 describing potential adjustments and renegotiations of prices in your coal contracts.

<u>Industry Overview and Market Outlook, page x</u>

6. Please update your industry and market data based on the most recently available publications. For example, update the BP Statistical Review data based on the June 2017 report. Update this information throughout the filing, including in the risk factors.

<u>Information Statement Summary, page viii</u>

<u>Our Core Strengths, page xii</u>

<u>Strong, Well-Established Customer Base Supporting Contractual Volumes, page xiii</u>

7. We note your disclosure that you have "favorable access to seaborne coal markets through [y]our long-standing commercial relationship with a leading coal trading and brokering company that maintains a broad market presence with foreign coal consumers." Please clarify whether you have any agreements with the coal trading and brokering company. If material, please describe the material terms of such agreement and file it as an exhibit. See Item 601(b)(10) of Regulation S-K.

<u>Summary Historical and Unaudited Pro Forma Combined Financial Data, page xxi</u>

8. It appears the quantity of recoverable reserves disclosed on page xxi is different than the quantity of reserves reported on pages 42 and 43 of your disclosure. Please revise or advise.

Risk Factors, page 1

We will incur significant costs in connection with the separation and distribution . . ., page 15

9. Please quantify the cash distribution to ParentCo and provide an estimate of the costs you expect to incur in connection with the transaction.

In connection with our separation we will assume, and indemnify . . ., page 16

10. Please describe in greater detail and quantify, to the extent known, the potential liabilities in connection with the transaction.

The Separation and Distribution, page 25

11. If any executive officers or directors of CoalCo will receive any substantial interest or benefit not received by other shareholders in connection with the transaction (other than elections to office), please disclose under a separate heading in this section.

Business, page 38

12. Please include a map showing the location and access to each of your significant properties. In this regard we reference Instruction 3 to Item 102 of Regulation S-K and paragraph (b) (1) and (2) of Industry Guide 7.

13. Please provide a brief description as to each of your mines, plants and other significant properties including the mine history, the number of continuous miner and longwalls units, the mine capacity, the mine life based on current reserves, and the preparation plant recovery.

14. We note your disclosure of unassigned Northern Appalachia mineral reserves totaling 1.05 billion tons. Please forward to our engineer as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacing used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology, and topography.

- A detailed description of your procedures for estimating reserves.

- The specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

15. We note your disclosure on page 42 that some of your proven and probable coal reserves, currently classified as thermal coals, can be sold as metallurgical coal. For each mineral reserve listed in your reserve tables on pages 42 and 43 please disclose, as a percentage or other, the quantity of reserve that can be sold as metallurgical coal.

16. Please disclose the responsible party for the estimation of your mineral reserves. For example, tell us if your reserve estimates are prepared by internal geologists and engineers or by third parties. In this regard we reference paragraph (b) (5) of Industry Guide 7.

17. Please provide a summary of your current and proposed significant capital expenditures. In this regard we note your disclosure on page 56 that your 2017 coal capital investment is expected to be between approximately $120 - $136 million.

18. Please tell us if you consider your metallurgical coal sales to be material. In your response please tell us the revenue from metallurgical coal sales in each of the last 3 years.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Results of Operations, page 56

Year ended December 31, 2016 compared to the year ended December 31, 2015, page 60

Other Costs, page 61

19. Other Costs for the PAMC segment increased $164 million for the year ended December 31, 2016. Please expand your disclosure to include an explanation of this change. Please also provide the disclosure for the year ended December 31, 2015 compared to the year ended December 31, 2014. In addition, for the year ended December 31, 2015, you have recognized "Other Costs" as $122 million in income. To the extent you have included income or gains in "Other Costs," please explain why you believe inclusion as Other Costs and Expenses is appropriate.

Income Taxes, page 64

20. You disclose the fluctuation in the effective tax rates is primarily attributable to the impact of percentage depletion on the respective period's pre-tax income. Based on your disclosure in Note 15 on page F-37, your effective tax rate in 2016 was also impacted by an increase of 25.1% due to IRS and state tax examination settlements. Please expand your disclosure in management's discussion and analysis to address your settlements with the IRS and state. In addition, please expand your discussion to explain any expectations about trends that may impact your current or future tax expense. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 71

21. Please revise your disclosure to provide a discussion and analysis of cash flows from operating, investing and financing activities to address and quantify material changes in underlying drivers. Refer to section IV.B.1 of SEC Release No. 33-8350. Please also revise to include a discussion and analysis of cash flows for the three months ended March 31, 2017.

Certain Relationships and Related Party Transactions, page 83

22. As applicable, please disclose the approximate dollar value of the amount involved in each transaction. See Item 404(a)(3) of Regulation S-K.

Tax Matters Agreement, page 86

23. Please briefly describe CoalCo's and ParentCo's respective rights, responsibilities and obligations in the event the transaction fails to qualify as tax-free.

Agreements with CNXC, page 87

24. For each agreement, please disclose whether: CoalCo will assume the agreement; the agreement will be amended in connection with the transaction; or the agreement will be subsumed within another agreement related to the transaction. Also describe any material amendments to these agreements.

Material U.S. Federal Income Tax Consequences, page 91

25. Please revise the language in this section that the tax disclosure is "for general information only" to remove the implication that shareholders are not entitled to rely on this disclosure.

Index to Financial Statements, page F-1

Statements of Combined Cash Flows, page F-8

26. Please reconcile the net parent distributions presented in the statements of combined cash flows to the net parent distributions presented in the combined statements of equity for each period presented.

Note 2. Significant Accounting Policies, page F-10

Parent Net Investment, page F-15

27. The Parent Net Investment balance represents 39.4% of net equity. We note this balance represents a net balance reflecting CONSOL Energy's initial investment in the Predecessor, subsequent adjustments resulting from CONSOL Mining Corporation's operations and various transactions between CONSOL Mining Corporation and CONSOL Energy. The balance also includes the results of CONSOL Mining Corporation's participation in CONSOL Energy's centralized cash management program and other allocated costs. Please revise to further explain the "various transactions between CONSOL Mining Corporation and CONSOL Energy". In addition, please revise your disclosure to provide a rollforward of the changes in this account, or tell us why you believe this disclosure is not necessary.

Revenue Recognition, page F-15

28. We note on page 46 that your coal pricing for multiple-year agreements generally provide the opportunity to periodically adjust the contract prices through pricing mechanisms, including periodically negotiated prices that reflect market conditions at the time and base-price-plus escalation methods which allow for periodic price adjustments based on inflation indices. Please expand your accounting policy disclosure to discuss the types of sales adjustments you record, how you determine the estimate and quantify the adjustment amounts for all periods presented.

Form 10

29. Please include all material contracts in the exhibit index. We also note your disclosure on pages 87 - 89 of the Information Statement regarding the agreements between CNXC and ParentCo. Please file any such amended agreements as exhibits or advise. See Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 if you have questions regarding mining engineering comments and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Jennifer R. Minter, Esq.
    Buchanan, Ingersoll & Rooney PC